July 27, 2005

Mr. H. Roger Schwall

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-0405

RE:

Exeter Resource Corporation

File No. 0-51016

Dear Mr. Schwall:

In regards to your letter dated July 15, 2005 in response to Exeter’s 20-F Registration Statement, Amendment #2, I acknowledge on behalf of Exeter that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  Bryce Roxburgh

Bryce Roxburgh,

President and CEO

Exeter Resource Corporation